Exhibit 99.1

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Three Months Ended March 31,
	2002	2001

	(In millions of euros, except per share amounts)
Revenues	€13,178	€11,310

Cost of revenues	(9,055)	(7,582)

Selling, general and administrative expenses	(3,036)	(2,819)

Amortization of goodwill	—	(427)

Amortization of other intangible assets	(306)	(243)

Operating income	781	239

Interest expense, net	(349)	(298)

Other income	328	499

Income before income taxes, minority interest, equity interest and cumulative effect of change in accounting principle	760	440

Income tax expense	(346)	(300)

Minority interest	(260)	(133)

Equity in losses of unconsolidated companies	(103)	(151)

Income (loss) before cumulative effect of change in accounting principle	51	(144)

Cumulative effect of change in accounting principle, after tax	(17,062)	(39)

Net loss	€(17,011)	€(183)

Earnings (loss) per share — basic and diluted

Income (loss) before cumulative effect of change in accounting principle	€0.05	€(0.14)

Cumulative effect of change in accounting principle, after tax	(16.57)	(0.04)

Net loss	€(16.52)	€(0.18)

Weighted average common shares outstanding (in millions)	1,029.9	1,001.5

US GAAP Basis

The accompanying notes are an integral part of these statements.

VIVENDI UNIVERSAL
CONSOLIDATED BALANCE SHEET
(Unaudited)

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Assets

Cash and cash equivalents	€3,126	€4,452

Receivables, net of allowances	18,171	20,507

Inventories	2,591	2,644

Other current assets	581	802

Total current assets	24,469	28,405

Investments	18,809	17,233

Property, plant and equipment, net	19,255	19,260

Goodwill	40,651	57,927

Other definite-lived intangible assets	13,910	13,999

Other indefinite-lived intangible assets	5,941	5,916

Other assets	9,079	8,399

	€132,114	€151,139

Liabilities and Shareholders’ Equity

Short-term borrowings and current portion of long-term debt	€12,767	€15,049

Payables and accrued liabilities	19,302	21,120

Accrued royalties and participations	2,775	3,045

Total current liabilities	34,844	39,214

Long-term debt	23,622	24,614

Accrued royalties and participations	698	490

Deferred income taxes	12,581	12,168

Other liabilities	9,397	9,387

Total liabilities	81,142	85,873

Minority interest	8,541	9,101

Company-obligated mandatorily redeemable security of subsidiary holding parent debentures	300	300
Put options	1,300	1,597

	91,283	96,871

Shareholders’ Equity

Common shares	5,987	5,972

Additional paid-in capital	33,342	32,998

Retained earnings	4,794	21,824

Accumulated other comprehensive income	864	652

	44,987	61,446

Treasury shares, at cost	(4,156)	(7,178)

	40,831	54,268

	€132,114	€151,139

US GAAP Basis

The accompanying notes are an integral part of these statements.

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2002	2001

	(In millions of euros)
Cash flow from operating activities:

Net loss	€(17,011)	€(183)

Adjustments to reconcile net loss to net cash provided by operating activities:

Cumulative effect of change in accounting principle, after tax	17,062	39

Depreciation and amortization	1,074	1,408

Impairment of financial investments (financial provisions)	40	27

BSkyB total rate of return swap	(309)	—

Gain on sale of property and equipment and investments, net	(41)	(357)

Undistributed earnings from affiliates, net	258	176

Deferred taxes	139	199

Minority interest	260	133

Changes in assets and liabilities, net of effect of acquisitions and dispositions:	617	(520)

Net cash provided by operating activities	2,089	922

Cash flow from investing activities:

Capital expenditures	(698)	(573)

Proceeds from sale of property, plant and equipment	33	134

Purchase of intangible assets, net	(73)	(44)

Purchase of cost investments	(2,222)	(3,041)

Sale of cost investments	105	832

Net decrease (increase) in financial receivables	117	(332)

(Purchases) sales of other long-term investments	(6)	(109)

Net cash used for investing activities	(2,744)	(3,133)

Cash flow from financing activities:

Net increase (decrease) in short-term borrowings	(4,494)	1,292

Proceeds from issuance of borrowings	3,479	4,021

Principal payment on borrowings	(2,719)	(2,773)

Net proceeds from issuance of common stock	95	120

Settlements on the sale of put options	(108)	—

Sale (purchase) of treasury stock	3,077	(1,202)

Cash dividends paid	(8)	(3)

Net cash (used for) provided by financing activities	(678)	1,455

Effect of foreign currency exchange rate changes on cash and cash equivalents	7	(36)

Change in cash and cash equivalents	(1,326)	(792)

Cash and cash equivalents:

Beginning	4,452	3,020

Ending	€3,126	€2,228

US GAAP Basis

The accompanying notes are an integral part of these statements.

VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(UNAUDITED)

	Common Shares
	(par value €5.5
	per share)				Accumulated	Treasury Shares
			Additional		Other			Total
	Number		Paid-in	Retained	Comprehensive	Number		Shareholders'
	(Thousands)	Amount	Capital	Earnings	Income	(Thousands)	Amount	Equity

	(In millions of euros, except per share amounts)

Balance at December 31, 2001	1,085,828	€5,972	€32,998	€21,824	€652	(127,139)	€(7,178)	€54,268

Components of comprehensive income:

Net loss	—	—	—	(17,011)	—	—	—	(17,011)

Foreign currency translation adjustments	—	—	—	—	23	—	—	23

Unrealized holding gains on available-for-sale securities	—	—	—	—	224	—	—	224

Unrealized gains on cash flow hedges	—	—	—	—	(35)	—	—	(35)

Total comprehensive income								(16,799)

Settlements on the sale of put options	—	—	(108)	—	—	—	—	(108)

Obligation for put options	—	—	297	—	—	—	—	297

Conversion of stock options and issuances on the employee stock purchase plan	1,375	8	48	—	—	—	—	56

Conversion of ex-Seagram exchangeables and stock options	1,488	8	110	(23)	—	—	—	95

Treasury shares sold, net	—	—	—	59	—	50,094	3,018	3,077

Treasury shares cancelled	(204)	(1)	(3)	—	—	204	4	—

Other(1)	—	—	—	(55)	—	—	—	(55)

Balance at March 31, 2002	1,088,487	€5,987	€33,342	€4,794	€864	(76,841)	€(4,156)	€40,831

(1)	Includes costs related to treasury shares of €46 million.

US GAAP Basis

The accompanying notes are an integral part of these statements.

VIVENDI UNIVERSAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Vivendi Universal is a société anonyme organized under the laws of France. Vivendi Universal was created through the merger of Vivendi, The Seagram Company Ltd. and Canal Plus that was completed in December 2000. Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Vivendi Environnement, a 63% owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe.

Summary of Significant Accounting Policies

BASIS OF PRESENTATION    Vivendi Universal has prepared its interim consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP). The consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments considered necessary to present fairly the financial position and the results of operations and cash flows for the periods presented in conformity with US GAAP applicable to interim periods. The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries after the elimination of material intercompany accounts and transactions. The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with US GAAP.

The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Vivendi Universal, included in its Annual Report on Form 20-F for the year ended December 31, 2001 (the 2001 Form 20-F). Those consolidated financial statements were prepared in accordance with accounting principles generally accepted in France (French GAAP), however, they incorporated supplemental disclosures required under US GAAP and SEC regulations and certain modifications designed to conform them more closely to US GAAP style financial statements.

As discussed in the 2001 Form 20-F, Vivendi Universal’s decision to communicate financial information on a US GAAP basis, beginning in 2002, was implemented in order to enhance comparability and interpretation of financial information across its diverse and global shareholder base. As US GAAP differs in certain respects from French GAAP, a reconciliation to French GAAP net income and shareholders’ equity is presented in Note 10.

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS    All companies in which Vivendi Universal has greater than a 50% ownership interest or legal or effective control are consolidated. In addition, Vivendi Universal only consolidates a subsidiary if no other shareholder or groups of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block routine decisions taken by Vivendi Universal.

Significant investments in companies in which Vivendi Universal has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. Vivendi Universal also uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, Vivendi Universal exercises significant influence over the operating and financial decisions of the subsidiary either (a) through a disproportionate representation on the subsidiary’s Board of Directors, e.g., the percentage of directors appointed to the board by Vivendi Universal is greater than the percentage of its shareholding interest and those directors allow Vivendi Universal to exercise significant influence, or (b) because Vivendi Universal exercises substantive participating rights, through shareholders agreements, that allow them to veto or block decisions taken by the subsidiary board.

Investments in companies, which are not consolidated or treated as equity investments, are accounted for at cost. Vivendi Universal continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the investment is written down to fair value and the amount of the write-down is charged to earnings.

Investments in equity securities designated as available-for-sale, whose values are readily determinable, are carried at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income in shareholders’ equity. Investments in equity securities classified as trading securities and are carried at fair value with unrealized gains and losses included in earnings.

US GAAP Basis

USE OF ESTIMATES    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and in determining the carrying value of investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing operations, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

FOREIGN CURRENCY TRANSLATION

Translation of subsidiaries’ financial statements – Financial statements of subsidiaries whose functional currency is not the euro are translated into euros at applicable exchange rates. All asset and liability accounts are translated at the appropriate period-end exchange rate and all income and expense accounts are translated at average exchange rates for the period. The resulting translation gains and losses are recorded in retained earnings.

Foreign currency transactions – Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange gains and losses are recorded in the current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are recorded in retained earnings.

REVENUES AND COSTS

Music – Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

Publishing – Magazine advertising revenues are recognized when the advertisements are published. Publication subscription revenues are recognized over the term of the subscription on a straight-line basis. Revenues from the sale of books, magazines, interactive games and other multimedia products are recognized when the products are shipped based on gross sales less a provision for future returns.

TV & Film – Generally, theatrical films are produced or acquired for initial exhibition in the worldwide theatrical market followed by distribution in the home video, pay television, network exhibition, television syndication and basic cable television. Television films from our library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

Film and television costs are stated at the lower of cost, less accumulated amortization, or net realizable value. The estimated total film and television production and participation costs are expensed based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. The costs of licenses and rights to exhibit theatrical movies and other programming on cable and pay TV channels are recorded at the contract price, generally when the screening certificate has been obtained and the programming is available for exhibition, or on the date the contract is signed, if later. The costs for theatrical movies and other long-term programming are amortized as the programming is exhibited. The costs of multi-year sports rights are amortized over the term of the contract.

Estimates of TV & Film total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of film and television products and subscriber fees. Accordingly, revenue and cost estimates are reviewed periodically and prospective revisions to amortization rates or write-downs to net realizable value may occur. Such adjustments could have a material effect on the results of operations in future periods.

US GAAP Basis

Telecoms – Revenues are recognized primarily based upon usage (minutes of traffic processed) of our network and facilities and contract fees. On wireline business, subscription fees are deferred and recognized over the estimated life of the customer. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used.

Internet – Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed. Revenues from e-commerce activities are recognized when the products sold are shipped to customers.

Environmental Services – Revenues on public service contracts are recognized as services are provided. Amounts billed and collected prior to services being performed are included in deferred revenues. Fees incurred to obtain a contract and paid upfront are capitalized and amortized on a straight-line basis over the duration of the contract. Revenues from long-term contracts involving a substantial construction component are recorded on the percentage-of-completion basis. In the ordinary course of business, revenue-producing contracts are reviewed to determine if the direct costs, exclusive of any non-variable costs, to service the contractual arrangements exceed the revenues to be produced by the contract. Any resulting net loss over the life of the contract is expensed at the time of such determination.

Facilities managed through public service contracts are typically financed by local authorities and remain their property throughout the contract term. However, we generally assume a contractual obligation to maintain and repair these facilities with repair and maintenance costs being expensed as incurred. Facilities financed by us as a consequence of specific contractual terms are recorded as fixed assets and are depreciated to their estimated residual value, if any, over the shorter of their economic useful lives or the contract term.

Capitalizable landfill site costs are recorded at cost. Original acquisition costs are added to estimate projected costs, including engineering fees and other professional fees incurred to obtain disposal facility permits, to determine the amount to be amortized over the remaining estimated useful life of a site. Amortization is recorded ratably on a unit of consumption basis over the capacity of the landfill as landfill airspace is consumed. If it is determined that the landfill site cannot be developed or the likelihood of being granted a disposal facility permit cannot be determined before its final authorization, as is the case in France and the United Kingdom, landfill site costs are expensed as incurred. We also have financial obligations related to closure and post-closure and the remediation of disposal facilities we operate or are otherwise responsible for. Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring and other monitoring and maintenance to be incurred after the site stops accepting waste. The cost estimates are prepared by engineers based on applicable local, state and federal regulations and site-specific requirements. These estimates do not take in to account discounts for the present value of total estimated costs. The estimated future costs are accrued for on a pro rata basis over the estimated useful life of the site. Accruals for environmental remediation obligations are recognized when costs are probable and reasonably estimable.

CASH AND CASH EQUIVALENTS    Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates fair market value due to the short-term maturity on these instruments.

INVENTORIES    Inventories are valued either on a first-in-first-out or a weighted average cost basis and are stated at the lower of cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT    Property, plant and equipment is carried at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, generally 20 – 30 years for buildings and 3 – 15 years for machinery and equipment.

FINANCIAL INSTRUMENTS    On January 1, 2001, Vivendi Universal adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended. Under SFAS 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values. Changes in fair value are recognized immediately in earnings, unless the derivatives meet specific hedging criteria and are designated as hedges at the inception of the contract. Changes in derivative fair values that qualify as fair value hedges are recognized in earnings as an offset to the changes in fair value of the related hedged assets, liabilities or firm commitments. For derivatives that qualify as hedges of future cash flows, changes in fair value are recorded temporarily in shareholders’ equity as a component of accumulated other comprehensive income (loss), then recognized in earnings at the same time as the related hedged item. Any ineffective portion of a hedging derivatives’s change in fair value is reported in earnings as it occurs. The impact of adopting SFAS 133 on January 1, 2001, was a €39 million reduction in net income, recorded as a cumulative effect of a change in accounting principle. This accounting change affected only the pattern and timing of accounting recognition and has no impact on cash.

INCOME TAXES    Vivendi Universal accounts for income taxes using the asset and liability method. Under this method deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to

US GAAP Basis

differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Vivendi Universal records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While we have future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should Vivendi Universal determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

EARNINGS PER SHARE    Vivendi Universal presents two earnings per share (EPS) amounts, basic and diluted. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS adjusts basic EPS for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive.

New Accounting Guidance

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for such transactions. Additionally, SFAS 141 refines the criteria for recording other intangible assets separate from goodwill, which may result in certain other intangible assets being included in goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires that companies stop amortizing goodwill and certain other intangible assets with indefinite useful lives, including such assets recorded in past business combinations. Instead, goodwill and other intangible assets deemed to have indefinite useful lives will be subject to a periodic review for impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. SFAS 142 is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of the fiscal year. Impairment losses that arise due to the initial application of the standard will be reported as a cumulative effect of a change in accounting principle. The first step of the goodwill impairment test, which must be completed within six months of the effective date of the standard, will identify potential goodwill impairment. The second step of the goodwill impairment test, which must be completed prior to the issuance of the annual financial statements, will measure the amount of goodwill impairment loss, if any. Other intangible assets with finite lives will continue to be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (see below).

Vivendi Universal adopted SFAS 142 effective January 1, 2002, and in accordance with its provisions ceased amortizing goodwill (including goodwill included in the carrying value of certain investments accounted for under the equity method of accounting) and other indefinite-lived intangible assets. Additionally, upon adoption of SFAS 142, Vivendi Universal recorded a non-recurring, non-cash impairment charge of approximately €17 billion to reduce the carrying value of its goodwill. The charge, which is nonoperational in nature, was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002. See Note 2 Goodwill and Other Intangible Assets.

ASSET RETIREMENT OBLIGATIONS    In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the cost to settle the retirement obligation differs from the carrying amount. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Vivendi Universal does not anticipate that the adoption of SFAS 143 will have a material effect on its results of operations or its financial position.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 establishes a single accounting and reporting model for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, although it is consistent with the fundamental provisions of those Standards. SFAS 144 retains the requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows.

US GAAP Basis

However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held-for-sale. The adoption of SFAS 144 on January 1, 2002 did not have a material effect on Vivendi Universal’s results of operations or financial position.

NOTE 2    GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, Vivendi Universal adopted SFAS 142 effective January 1, 2002, although goodwill on business combinations consummated after July 1, 2001 has not been amortized. In accordance with the provisions of SFAS 142, Vivendi Universal ceased amortizing goodwill (including goodwill included in the carrying value of certain investments accounted for under the equity method of accounting) and other indefinite-lived intangible assets, as of the beginning of the year.

Additionally, pursuant to SFAS 142, Vivendi Universal completed its initial review for impairment, which required the allocation of goodwill and other intangible assets to various reporting units. Reporting units are operating segments or one level lower. The fair value of each reporting unit was compared to its carrying value to determine if there was potential impairment. When the fair value of the reporting unit was less than its carrying value, an impairment loss was recognized to the extent that the fair value of the goodwill and other intangibles assets within the reporting unit were less than the carrying value. Fair value of goodwill and other intangibles assets was determined on discounted cash flows and appraised values. The total impairment loss resulting from the adoption of SFAS 142 was approximately €17 billion (including approximately €0.4 billion related to goodwill impairments associated with equity investees), which was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002. The loss primarily reflects the overall market decline, which has occurred since the Vivendi, Seagram and Canal Plus merger was announced in June 2000. Vivendi Universal is required to perform impairment reviews at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that carrying values may not be recoverable. Vivendi Universal will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. There can be no assurance that future reviews will not result in a charge to earnings.

The change in the carrying value of goodwill for the quarter ended March 31, 2002, is as follows:

				Changes in
		Balance at	Impairment	Consolidation		Balance at
		January 1, 2002	Losses (1)	Scope	Other	March 31, 2002

		(In millions of euros)
Media & Communications

Music		€15,862	€(3,900)	€22	€28	€12,012

Publishing		3,888	—	6	130	4,024

TV & Film	(2)	25,795	(10,250)	1	—	15,546

Telecoms	(3)	2,954	(710)	2	—	2,246

Internet		558	(250)	—	12	320

		49,057	(15,110)	31	170	34,148

Holding & Corporate		1,368	—	—	38	1,406

		50,425	(15,110)	31	208	35,554

Non-core businesses		3	—	1	—	4

		50,428	(15,110)	32	208	35,558

Vivendi Environnement		7,499	(1,522)	(19)	(865)	5,093

Total Vivendi Universal		€57,927	€(16,632)	€13	€(657)	€40,651

(1)	Impairment losses do not include €430 million (€300 million for Elektrim Telekomunikacja SP and €130 million for Vizzavi Europe) related to goodwill impairments associated with investments in equity affiliates (see Note 3).

(2)	Comprised of impairment losses of €7,590 million at CANAL+ Group and €2,660 million at Universal Studios Group.

(3)	Impairment losses relate entirely to Vivendi Telecom International.

US GAAP Basis

Vivendi Universal’s other intangible assets primarily consist of:

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Other definite-lived intangible assets:

Media & Communications

Music catalogs, artists’ contracts and advances	€5,981	€6,005

Film & television costs	2,459	2,587

Broadcasting rights	1,734	1,835

Editorial publishing rights	870	829

Telecom licenses	679	680

Other	733	686

	12,456	12,622

Non-core businesses	4	4

	12,460	12,626

Vivendi Environnement	1,450	1,373

Total Vivendi Universal	€13,910	€13,999

Other indefinite-lived intangible assets:

Media & Communications

Brands, trademarks and other	€3,566	€3,566

Vivendi Environnement	2,375	2,350

Total Vivendi Universal	€5,941	€5,916

The first quarter 2001 results on a historical basis do not reflect the provisions of SFAS 142. The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the standard been in effect for the first quarter of fiscal 2001:

	Three Months Ended March 31,
	2002	2001

	(In millions of euros, except per share amounts)
Reported net loss	€(17,011)	€(183)

Cumulative effect of change in accounting principle, after tax	17,062	39

Income (loss) before cumulative effect of change in accounting principle	51	(144)

Adjustments:

Amortization of goodwill (1)	—	427

Amortization of other indefinite-lived intangible assets	—	21

Minority interest	—	(36)

Adjusted net income	€51	€268

Reported net loss per share — basic and diluted	€(16.52)	€(0.18)

Adjusted net income per share — basic	€0.05	€0.27

Adjusted net income per share — diluted	€0.05	€0.26

Weighted average common shares outstanding (in millions)

Basic	1,029.9	1,001.5

Diluted	1,075.4	1,046.2

(1)	Including equity investee goodwill amortization.

US GAAP Basis

NOTE 3    INVESTMENTS

Vivendi Universal’s investments consist of:

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Investments in and advances to equity affiliates:

Investments in equity affiliates	€12,103	€12,806

Advances to equity affiliates	1,466	1,394

	13,569	14,200

Cost and fair-value investments:

Cost investments	2,326	462

Fair value investments

Available-for-sale	2,414	1,929

Trading	500	642

	2,914	2,571

	€18,809	€17,233

INVESTMENTS IN EQUITY AFFILIATES

         The changes in the carrying values of investments in equity affiliates for the quarter ended March 31, 2002, are as follows:

US GAAP Basis

		Proportionate	Changes	Proportionate		Foreign	Proportionate
		share of equity	in scope of	share of net		currency	share of equity
		December 31,	consolidation	income	Dividends	translation	March 31,
		2001 (1)	& other	(loss)	received	adjustments	2002

		(In millions of euros)
Media & Communications

Music		€30	€8	€(5)	€—	€—	€33

Publishing		(3)	—	5	—	—	2

TV & Film

USANi LLC		6,669	—	48	(151)	5	6,571

UC Development Partners		364	8	(13)	—	—	359

Sundance Channels		185	1	(8)	—	—	178

Universal Studios Florida		168	5	(8)	—	—	165

Universal Mediterranea		101	—	(6)	—	—	95

Universal Studios Japan		85	—	(7)	—	(4)	74

UGC and UGC Ciné Cité		248	—	—	—	—	248

SPORTFIVE	(2)	317	113	(3)	—	—	427

Sogecable		129	—	(4)	—	—	125

Other		130	(12)	(16)	(4)	(5)	93

Telecoms

Elektrim Telekomunikacja SP	(3)	1,153	(300)	(19)	—	—	834

Telecom Developpement		497	—	—	—	—	497

Xfera Mobile		72	13	(51)	—	—	34

Other		27	9	(4)	—	—	32

Internet

Vizzavi Europe	(4)	(266)	(130)	(64)	—	—	(460)

Other		2	—	—	—	—	2

Holding & Corporate
Sithe Energies		564	—	—	—	—	564

		10,472	(285)	(155)	(155)	(4)	9,873

Vivendi Environnement		2,334	(162)	52	—	6	2,230

Total Vivendi Universal		€12,806	€(447)	€(103)	€(155)	€2	€12,103

(1)	Includes €1,864 million of net goodwill included in the carrying value of certain equity affiliates (€2,502 million gross goodwill less €638 million accumulated amortization of goodwill).

(2)	The €113 million recorded in changes in scope of consolidation and other reflects an increase in the interest held from 35.6% to 46.4%.

(3)	The adoption of SFAS 142 resulted in an impairment loss of €300 million, which is reflected in changes in scope of consolidation and other. This was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002 (see Note 2).

(4)	The adoption of SFAS 142 resulted in an impairment loss of €130 million, which is reflected in changes in scope of consolidation and other. This was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002 (see Note 2).

US GAAP Basis

ADVANCES TO EQUITY AFFILIATES

Advances to equity affiliates consist of:

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Media & Communications

Elektrim Telekomunikacja SP	€493	€485

Vizzavi Europe	517	455

SFD	141	141

MultiThématiques	18	18

	1,169	1,099

Vivendi Environnement	297	295

Total Vivendi Universal	€1,466	€1,394

COST INVESTMENTS

Investments accounted for using the cost method are as follows:

		March 31, 2002			December 31, 2001

			Valuation			Valuation
		Cost	Allowance	Net	Cost	Allowance	Net

		(In millions of euros)
Media & Communications

EchoStar	(1)	€1,699	€—	€1,699	€—	€—	€—

Elektrim S.A.		96	(74)	22	96	(70)	26

Other	(2)	694	(273)	421	507	(269)	238

		2,489	(347)	2,142	603	(339)	264

Non-core businesses		202	(97)	105	196	(97)	99

		2,691	(444)	2,247	799	(436)	363

Vivendi Environnement		101	(22)	79	119	(20)	99

Total Vivendi Universal		€2,792	€(466)	€2,326	€918	€(456)	€462

(1)	On January 22, 2002, Vivendi Universal completed a US$1.5 billion investment in EchoStar Communications Corporation (EchoStar) for 5,760,479 shares of newly issued EchoStar Series D mandatorily convertible participating preferred stock. This investment represents an approximate 10% holding in EchoStar. Each share of Series D preferred stock has a liquidation preference equal to its issue price, which was approximately US$260 per share. Also, each share of Series D preferred stock is convertible, at the option of Vivendi Universal or mandatorily upon the occurrence of certain events, into ten shares of EchoStar Class A common stock. In addition, Vivendi Universal received one contingent value right associated with each share of Class A common stock it received, which affords Vivendi Universal certain downside protection in the event the Class A common stock trades below US$26.04 per share.

(2)	Comprised of over sixty other investments whose individual cost was under €60 million at March 31, 2002.

US GAAP Basis

FAIR VALUE INVESTMENTS

Fair value investments classified as available-for-sale are as follows:

		March 31, 2002				December 31, 2001

			Gross				Gross
			Unrealized		Estimated		Unrealized		Estimated
			Gains	Valuation	Fair		Gains	Valuation	Fair
		Cost	(Losses)	Allowance	Value	Cost	(Losses)	Allowance	Value

		(In millions of euros)
Media & Communications

Dupont	(1)	€903	€(20)	€—	€883	€903	€(106)	€—	€797

USA Networks common shares	(2)	426	232	—	658	426	137	—	563

USA Networks class B shares	(3)	315	—	—	315	315	—	—	315

Softbank Capital Partners		230	—	(110)	120	230	—	(110)	120

Lagardere		94	(36)	—	58	94	(42)	—	52

Other	(4)	65	8	(7)	66	78	5	(7)	76

		2,033	184	(117)	2,100	2,046	(6)	(117)	1,923

Vivendi Environnement		111	245	(42)	314	6	2	(2)	6

Total Vivendi Universal		€2,144	€429	€(159)	€2,414	€2,052	€(4)	€(119)	€1,929

(1)	Represents 16,444,062 common shares with a book value of US$713 million. The quoted market price for Dupont was US$47.15 and US$42.51 per share, respectively, at March 31, 2002 and December 31, 2001.

(2)	Represents 18,181,308 common shares with a book value of US$374 million. The quoted market price for USA Networks was US$31.77 and US$27.31 per share, respectively, at March 31, 2002 and December 31, 2001.

(3)	Represents 13,430,000 class B shares with a book value of US$276 million.

(4)	Comprised of other investments whose individual cost was under €60 million at March 31, 2002.

Fair value investments classified as trading are as follows:

		March 31, 2002			December 31, 2001

			Gross	Estimated		Gross	Estimated
			Unrealized	Fair		Unrealized	Fair
		Cost	Gains	Value	Cost	Gains	Value

		(In millions of euros)
Media & Communications

Vinci		€221	€151	€372	€221	€122	€343

BSkyB	(1)	1	3	4	107	77	184

		222	154	376	328	199	527

Vivendi Environnement		55	69	124	55	60	115

Total Vivendi Universal		€277	€223	€500	€383	€259	€642

(1)	The remaining 14.9 million BSkyB shares were held by a trustee in the UK to serve the Pathé exchangeable bonds. In February 2002, Vivendi Universal (the acquirer of Pathé) exercised its option to redeem the bonds. The redemption date was fixed for March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per 10,000 French francs principal amount of bonds up to and including February 26, 2002.

US GAAP Basis

NOTE 4    DEBT

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Long-term debt

Media & Communications

Bonds and bank loans	€5,010	€6,224

Vivendi Environnement exchangeable 2%	1,809	1,809

Vivendi Universal convertible 1.25% (Océane)	1,699	1,699

BSkyB exchangeable 1%	1,440	1,440

Vinci exchangeable 1%	527	527

BSkyB exchangeable 3%	—	117

Capital leases	371	387

	10,856	12,203

Subordinated debt	26	26

	10,882	12,229

Non-core businesses	673	564

	11,555	12,793

Vivendi Environnement	12,067	11,821

Total Vivendi Universal	€23,622	€24,614

Short-term borrowings and current portion of long-term debt

Media & Communications

Short-term borrowings	€4,819	€6,259

Bank overdrafts	1,333	1,107

Current portion of long-term debt	924	824

	7,076	8,190

Non-core businesses	421	408

	7,497	8,598

Vivendi Environnement	5,270	6,451

Total Vivendi Universal	€12,767	€15,049

NOTE 5    PUT OPTIONS

In connection with its share repurchase program, Vivendi Universal sold put options to independent third parties. These put options entitled the holders to sell shares of Vivendi Universal common stock to the Company on certain dates at specified prices. At March 31, 2002 and December 31, 2001, Vivendi Universal had outstanding put obligations covering 18.8 million and 22.8 million shares, respectively, with an average exercise price of €69 and €70 per share, respectively, for a total potential obligation of €1,300 million and €1,597 million, respectively. The equity instruments are exercisable only at the date of expiration and expire at various dates through fiscal 2002 and first quarter of fiscal 2003. Under the terms of the contracts, the outstanding put options at March 31, 2002 and December 31, 2001 permitted physical or net cash settlement at Vivendi Universal's option and, accordingly, were classified as temporary equity on the accompanying Consolidated Balance Sheet.

	(Settlements on) proceeds from	Put options outstanding
	the sale of put options(1)	Number of put options	Potential obligation
	(In millions of euros, except option amounts)

Balance at December 31, 2001	€32	22.8	€1,597
Sales	2	0.3	20

Exercises	(110)	(4.3)	(317)

Balance at March 31, 2002	€(76)	18.8	€1,300

(1)     (Settlements on) proceeds from the sale of put options represent premium received at the inception of the contract, net of losses incurred on net cash settlement, if any.

NOTE 6    SEGMENT INFORMATION

BUSINESS SEGMENT DATA

Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The principal reportable segments within these businesses are: Music, Publishing, TV & Film, Telecoms, Internet and Environmental Services. Each reportable segment is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. Management evaluates the performance of its segments and allocates resources to them based on several performance measures, including EBITDA for its Media and Communications business segments. As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including amortization of acquired sports rights at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items, and does not reflect adjustment for any minority interest in fully consolidated subsidiaries. EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi Universal’s performance or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. Vivendi Universal does not allocate interest income, interest expense, income taxes or unusual items to segments.

US GAAP Basis

INCOME STATEMENT AND CASH FLOW DATA

			TV
	MUSIC	PUBLISHING	& FILM	TELECOMS	INTERNET

	(In millions of euros)
Three months ended

March 31, 2002

Revenues	€1,364	€938	€2,574	€2,186	€47

EBITDA	€137	€43	€344	€749	€(39)

Depreciation	(35)	(19)	(148)	(262)	(7)

Amortization(1)	(75)	(55)	(125)	—	(1)

Other one-time items	—	—	13	—	—

Restructuring charges	—	—	—	—	(3)

Operating income (loss)	€27	€(31)	€84	€487	€(50)

Capital expenditures	€54	€25	€125	€169	€2

Three months ended

March 31, 2001

Revenues	€1,446	€817	€2,077	€1,495	€19

EBITDA	€180	€103	€300	€433	€(49)

Depreciation	(35)	(14)	(126)	(187)	(3)

Amortization(2)	(76)	(31)	(128)	—	(2)

Other one-time items	—	—	(14)	19	4

Restructuring charges	—	—	—	—	(5)

Operating income (loss)(3)	€69	€58	€32	€265	€(55)

Capital expenditures	€32	€21	€96	€104	€2

					TOTAL
	HOLDING	TOTAL MEDIA &	NON-CORE	ENVIRONMENTAL	VIVENDI
	& CORPORATE	COMMUNICATIONS	BUSINESSES	SERVICES	UNIVERSAL

	(In millions of euros)
Three months ended

March 31, 2002

Revenues	€—	€7,109	€40	€6,029	€13,178

EBITDA	€(63)	€1,171

Depreciation	(24)	(495)

Amortization(1)	(2)	(258)

Other one-time items	8	21

Restructuring charges	—	(3)

Operating income (loss)	€(81)	€436	€(2)	€347	€781

Capital expenditures	€—	€375	€3	€320	€698

Three months ended

March 31, 2001

Revenues	€—	€5,854	€50	€5,406	€11,310

EBITDA	€(51)	€916

Depreciation	(4)	(369)

Amortization(2)	(4)	(241)

Other one-time items	(7)	2

Restructuring charges	—	(5)

Operating income (loss)(3)	€(66)	€303	€79	€284	€666

Capital expenditures	€1	€256	€—	€317	€573

(1)	Includes €100 million of amortization of acquired sports rights at CANAL+ Group in TV & Film and €15 million amortization of book plates in Publishing.

(2)	Includes €95 million of amortization of acquired sports rights at CANAL+ Group in TV & Film and €8 million amortization of book plates in Publishing.

(3)	Excludes amortization of goodwill.

BALANCE SHEET DATA

			TV			HOLDING
	MUSIC	PUBLISHING	& FILM	TELECOMS	INTERNET	& CORPORATE

	(In millions of euros)
March 31, 2002

Equity method investments	€33	€2	€8,335	€1,397	€(458)	€564

Total assets	€20,617	€8,520	€43,994	€13,298	€764	€7,455

December 31, 2001
Equity method investments	€30	€(3)	€8,396	€1,749	€(264)	€564

Total assets	€25,007	€8,581	€53,205	€14,552	€1,110	€6,991

				TOTAL
	TOTAL MEDIA &	NON-CORE	ENVIRONMENTAL	VIVENDI
	COMMUNICATIONS	BUSINESSES	SERVICES	UNIVERSAL

	(In millions of euros)
March 31, 2002

Equity method investments	€9,873	€—	€2,230	€12,103

Total assets	€94,648	€1,945	€35,521	€132,114

December 31, 2001
Equity method investments	€10,472	€—	€2,334	€12,806

Total assets	€109,446	€1,929	€39,764	€151,139

US GAAP Basis

GEOGRAPHIC DATA

The following table presents by geographic area revenues for the three months ended March 31, 2002 and 2001.

	Three Months Ended March 31,
	2002	2001

	(In millions of euros)
Revenues

France	€6,144	€5,375

United Kingdom	820	823

Rest of Europe	1,748	1,614

United States of America	2,944	2,719

Rest of World	1,522	779

	€13,178	€11,310

NOTE 7 ADDITIONAL FINANCIAL STATEMENT INFORMATION

INCOME STATEMENT DATA

	Three Months Ended March 31,
	2002	2001

	(In millions of euros)
Depreciation and amortization

Media & Communications

Depreciation of property, plant and equipment	€495	€369

Amortization of goodwill	—	372

Amortization of other intangible assets	258	241

	753	982

Non-core businesses	11	34

	764	1,016

Vivendi Environnement	310	392

Total Vivendi Universal	€1,074	€1,408

	Three Months Ended March 31,
	2002	2001

	(In millions of euros)
Interest expense, net

Media & Communications	€161	€123

Non-core businesses	16	19

	177	142

Vivendi Environnement	172	156

Total Vivendi Universal	€349	€298

US GAAP Basis

	Three Months Ended March 31,
	2002	2001

	(In millions of euros)
Other income (expense)

Media & Communications

BSkyB total rate of return swap mark-to-market, net	€309	€—

Foreign exchange gains	—	66

Impairment of financial investments (financial provisions)	(19)	(38)

Changes in fair value of derivative instruments	72	96

Dividends from investments	7	6

Unrealized gains (losses) on trading securities	(45)	20

Gains on the disposal of investments	37	298

Other	3	(3)

	364	445

Non-core businesses	—	10

	364	455

Vivendi Environnement	(36)	44

Total Vivendi Universal	€328	€499

BALANCE SHEET DATA

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Receivables, net of allowances

Media & Communications

Trade and other	€10,244	€11,464

Allowance for doubtful accounts	(1,758)	(1,845)

	8,486	9,619

Non-core businesses, net	257	176

	8,743	9,795

Vivendi Environnement, net	9,428	10,712

Total Vivendi Universal	€18,171	€20,507

Other current assets

Media & Communications

Prepaid expenses	€215	€183

Receivable on BSkyB total rate of return swap	—	175

Deferred tax assets	366	444

Total Vivendi Universal	€581	€802

US GAAP Basis

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Property, plant and equipment, net

Media & Communications

Land	€697	€636

Buildings	2,046	2,078

Machinery and equipment	3,904	4,082

Construction-in-progress	524	468

Software	842	842

Other	1,022	995

	9,035	9,101

Non-core businesses	1,021	1,030

	10,056	10,131

Vivendi Environnement (1)	9,199	9,129

Total Vivendi Universal	€19,255	€19,260

(1)	Includes publicly-owned utility networks of €700 million and of €704 million, net, at March 31, 2002 and December 31, 2001, respectively.

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Other assets

Media & Communications

Notes receivable and other	€1,664	€1,661

Deferred tax assets	2,887	2,749

Deferred charges	1,015	972

Unrealized gain on BSkyB total rate of return swap	832	523

	6,398	5,905

Non-core businesses	394	441

	6,792	6,346

Vivendi Environnement	2,287	2,053

Total Vivendi Universal	€9,079	€8,399

Other liabilities

Media & Communications	€6,102	€6,119

Non-core businesses	834	870

	6,936	6,989

Vivendi Environnement	2,461	2,398

Total Vivendi Universal	€9,397	€9,387

US GAAP Basis

	March 31,	December 31,
	2002	2001

	(In millions of euros)
Minority interest

Media & Communications	€5,739	€5,517

Non-core businesses	(64)	(63)

	5,675	5,454

Vivendi Environnement	2,866	3,647

Total Vivendi Universal	€8,541	€9,101

NOTE 8    COMMITMENTS AND CONTINGENCIES

Vivendi Universal and its subsidiaries have various contractual obligations, commercial commitments and contingent liabilities assumed in the normal course of business, including sports rights, broadcasting rights, creative talent and employment agreements, lease obligations, public service contracts and performance guarantees, among others. There were no significant changes in these commitments and contingencies during the first quarter 2002. Refer to Note 9 Commitments and Contingencies of the audited consolidated financial statements of Vivendi Universal, included in its Annual Report on Form 20-F for the year ended December 31, 2001, for additional details.

NOTE 9   SUBSEQUENT EVENTS

Divestment of Vivendi Universal Publishing’s Professional Division- On April 18, 2002, Vivendi Universal Publishing (VUP) announced that it had signed a final agreement which will allow the Cinven, Carlyle and Apax investment funds to acquire 100% of its professional and health information divisions for approximately €1.2 billion and additional contingent consideration based on the future performance of the businesses. Concurrently, VUP will reacquire 25% of the businesses capital stock, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%). The transactions, net of reinvestment, are expected to have a favorable impact of approximately €1 billion on Vivendi Universal’s debt. The sale is expected to be finalized in the second quarter of 2002 and is subject to customary closing conditions including regulatory approval. There is no assurance that such conditions will be satisfied.

Debt Ratings - On May 3, 2002, Vivendi Universal was informed of the decision of the Moody’s rating agency to downgrade its senior debt ratings from Baa2 with negative outlook to Baa3 with stable outlook. On May 6, 2002, S&P lowered its rating of Vivendi Universal’s short-term debt from A2 to A3. These decisions had no impact on Vivendi Universal’s cash situation. They did not trigger any renegotiation clauses or advance repayments of bank credit lines. On May 31, 2002, Vivendi Universal confirmed that it had obtained agreement from the banks to delete the clauses that linked the availability of credit lines to a rating level. The cash position, therefore, became independent from rating agencies’ decisions. As of June 10, 2002, we have a Baa3 with stable outlook rating from Moody’s and a BBB with negative outlook rating from S&P and are in compliance with all covenants.

Acquisition of Entertainment Assets of USA Networks, Inc. – On May 7, 2002, Vivendi Universal announced that it had acquired USA Networks, Inc.’s (USA) entertainment assets (programming, TV distribution, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC). These assets will be combined with the assets of Universal Studios Group to form a new entertainment group, Vivendi Universal Entertainment LLP (VUE), which will be 93.06% owned by Vivendi Universal and its affiliates. The transaction is valued at approximately US$10.3 billion, and was financed through a combination of cash and securities. USA and its subsidiaries received US$1.62 billion in cash, a 5.44% common interest in VUE and preferred interests in VUE with initial face values of US$750 million and US$1.75 billion (the latter of which is subject to puts and calls settlable in up to approximately 56.6 million shares of USA common stock). In connection with the acquisition, Vivendi Universal acquired from Liberty Media Corporation (Liberty) securities of USA (as well as a 27.4% interest in MultiThématiques) in exchange for an aggregate of 37.4 million Vivendi Universal treasury shares. USANi LLC, a subsidiary of USA, canceled (in exchange for the distribution to Universal Studios and its affiliates of interests in certain of USANi LLC’s subsidiaries) the 320.9 million of its shares (exercisable into USA common shares) that were owned by Universal Studios and its affiliates as of the closing. In exchange for agreeing to enter into certain commercial arrangements and for other valuable consideration, Vivendi Universal and its affiliates received 60.5 million warrants to purchase shares of USA at varying exercise prices. In addition to these warrants, Vivendi Universal and its affiliates own approximately 56.6 million shares of USA common stock as of the closing.

First Acqua Acquisition – On May 13, 2002, Vivendi Environnement announced that its subsidiary, Vivendi Water UK, had signed an agreement with First Aqua Holdings Limited (FAH) to acquire First Aqua (JVCo) Limited (First Aqua), the holding company of Southern Water. The consideration is based on an enterprise value of £2 billion, equal to that used for FAH’s acquisition of Southern Water in April 2002 and Southern Water’s estimated average gross regulatory asset value as of March 2002. The deal is conditioned on receipt of UK and European Union regulatory approval, as well as the closing of FAH’s acquisition of Southern Water. In addition,

US GAAP Basis

the completion of the acquisition of First Aqua by Vivendi Water UK is subject to the availability of satisfactory long-term, non-recourse financing to refinance First Aqua and Southern Water debt. Following implementation of the refinancing, Vivendi Water UK will invest approximately £420 million (€680 million), thereby holding a majority of First Aqua’s ordinary equity. The acquisition is expected to be consummated at the end of 2002.

Stream Acquisition – In February 2002, Vivendi Universal and CANAL+ Group, shareholder of TELE+, announced that they had signed an agreement with News Corporation to acquire the Italian digital TV platform Stream, subject to approval by the Italian regulatory authorities with reasonable conditions. In May 2002, the Italian regulatory authority approved the acquisition subject to a number of conditions, which are unacceptable to Vivendi Universal. Vivendi Universal subsequently indicated its intent to terminate the merger agreement with News Corporation. In June 2002, Vivendi Universal and CANAL+ Group announced that they had signed a Memorandum of Understanding with News Corporation to sell their entire stake in Italian pay-TV platform TELE+, in a transaction valued at approximately €1.5 billion, including assumed debt of approximately €750 million, of which €300 million is in the form of a shareholder loan. The sale is subject to customary closing conditions including regulatory approval. There is no assurance that such conditions will be satisfied.

Disposal of Investment in BSkyB – As described in the audited consolidated financial statements of Vivendi Universal, included in its Annual Report on Form 20-F for the year ended December 31, 2001, in October 2001, Vivendi Universal sold approximately 96% (400.6 million ordinary shares) of its investment in BSkyB’s ordinary shares and €81 million of money market securities to two qualifying special purpose entities (QSPEs), and concurrently entered into a total rate of return swap with the same financial institution that held all of the QSPEs’ beneficial interests. The total rate of return swap was accounted for as a derivative instrument under SFAS No. 133, Accounting for Derivative Investments and Hedging Activities, at fair value, with changes in fair value recognized in current period earnings.

In May 2002, the financial institution sold the remaining BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal’s payment of related costs. Consequently, in the second quarter 2002, Vivendi Universal will recognize a pre-tax gain of approximately €0.2 billion upon the termination of the total rate of return swap, net of expenses. Additionally, previously recognized mark-to-market pre-tax gains of approximately €0.8 billion (€0.5 billion recognized in 2001 and €0.3 billion recognized in the first quarter of 2002) on the total rate of return swap will be reversed. The incremental proceeds expected to be received from the termination of the total rate of return swap will result in a reduction of debt of approximately €0.4 billion.

NOTE 10    RECONCILIATION TO FRENCH GAAP NET LOSS AND SHAREHOLDERS’ EQUITY

		Three Months Ended March 31,
Reconciliation to French GAAP Net Loss		2002	2001

		(In millions of euros)
US GAAP net loss as reported in the Consolidated Statement of Income		€(17,011)	€(183)

Adjust ments to conform to French GA A P:

Change in accounting	(1)	17,062	61

Basis differences on assets sold	(2)	(72)	(58)

Amortization of goodwill	(3)	(122)	67

Amortization of trademarks and other intangible assets	(4)	4	25

Financial instruments	(5)	(643)	(234)

Other	(6)	(143)	10

Tax effect on adjustments		110	6

French GAAP net loss		€(815)	€(306)

(1)	Reversal of SFAS 142 impairment.

(2)	In 2002 includes estimated loss on future sale of Vivendi Universal Publishing’s business-to-business (B2B) and health divisions accrued under French GAAP.

(3)	In 2001, the adjustment related to the additional amortization of US goodwill, which related to higher carrying amounts of goodwill in US GAAP. In 2002, amortization of goodwill in French GAAP is required, while goodwill is no longer amortized under US GAAP.

(4)	Reversal of trademark amortization recognized in US GAAP.

(5)	Reversal of mark-to-market accounting for the BSkyB total return swap of €309 million; accruals for and recognition of losses related to Vivendi Universal’s stock put contracts of €270 million; mark-to-market of Vivendi Universal treasury shares held as marketable securities under French GAAP €43 million; and €21 million other financial instrument adjustments.

(6)	In 2002, includes contingent purchase price adjustment related to the purchase of Rondor Music International in 2000 (€128 million).

US GAAP Basis

		March 31,	December 31,
Reconciliation to French GAAP Shareholders' Equity		2002	2001

		(In millions of euros)
US GAAP shareholders’ equity as reported in the Consolidated Statement of Shareholders’ Equity		€40,831	€54,268

Put Options		1,300	1,597

		42,131	55,865

Fees on BSkyB swap, after tax		—	37

		42,131	55,902
Adjustments to conform to French GAAP:

Business combinations and goodwill	(1)	(8,368)	(8,158)

Goodwill impairment charge	(2)	4,436	(12,626)

Intangible assets	(3)	432	427

Financial instruments	(4)	881	1,492

BSkyB	(5)	(1,027)	(774)

Other		54	217

Tax effect on adjustments		351	268

French GAAP shareholders’ equity		€38,890	€36,748

(1)	Basis differences on business combinations, under which French GAAP results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses and lower amortization of goodwill (prior to the adoption of SFAS 142 in 2002). In 2002, amortization of goodwill is required under French GAAP, while goodwill is no longer amortized under US GAAP.

(2)	Differences in timing and basis differences between the French GAAP goodwill impairment charged recognized in 2001 and the US GAAP SFAS 142 impairment charge recognized in 2002.

(3)	Differences between French and U.S. GAAP requirements related to amortization of intangible assets give rise to this reconciling item (e.g. under French GAAP, certain types of advertising costs, are capitalized and amortized over their useful lives and the costs of television and station rights relating to theatrical movies and other long-term programming are expensed upon first broadcast or showing of the film. Under U.S. GAAP, advertising costs are charged to expense in the period they are incurred and the costs of television and station rights relating to theatrical movies and other long-term programming are expensed over the estimated number of times the film or program is broadcast).

(4)	Financial instrument adjustments, including elimination of fair value adjustments and treasury shares.

(5)	Different accounting treatment for the disposal of BSkyB. Under French GAAP the share transfer was accounted for as a borrowing, under US GAAP as a sale. Specific differences include, basis differences on the value of BSkyB, elimination of the mark-to-market on the BSkyB total rate of return swap, elimination of the gain on sale.

US GAAP Basis